

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Nikhil Kalghatgi
Principal Executive Officer and Director
Investcorp India Acquisition Corp
Century Yard, Cricket Square
Elgin Avenue
PO Box 1111
George Town
Grand Cayman, Cayman Islands KY1-1102

> **Re: Investcorp India Acquisition Corp**
> **Form 10-K for the year ended December 31, 2022**
> **Filed April 17, 2023**
> **Form 10-Q for the interim period ending June 30, 2023**
> **Filed August 17, 2023**
> **File No. 001-41383**

Dear Nikhil Kalghatgi:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

General

1. Reference is made to risk factor disclosures within your definitive proxy statement filed on July 19, 2023, where you acknowledge foreign ties and discuss the impact on your ability to complete your initial business combination. Please revise future periodic filings to include the same disclosure.

Form 10-Q for the interim period ending June 30, 2023

Note 10. Subsequent Events, page 18

2. Please tell us and revise future filings to disclose how the promissory note will be settled

if a business combination does not take place by the prescribed date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction